EXHIBIT 99.1


Telkom SA Limited
   (Registration Number 1991/005476/06)
   ISIN ZAE000044897
   JSE and NYSE Share Code TKG
   ("Telkom")

Telkom reaches 50,000 customers, reduces ADSL prices and introduces new ADSL products

In early February 2005, Telkom reached 50,000 ADSL customers in South Africa.

On 1 March 2005, Telkom will reduce its monthly ADSL subscription prices for BusinessDSL 512 and HomeDSL 512 from R800 to R699 and from R680 to R599, respectively. HomeDSL 384 remains unchanged at R449 per month. New broadband initiatives include the launch of the HomeDSL 192 service for residential customers and the commercial rollout of the Telkom T-Zone service in partnership with Wireless G (Pty) Ltd. At R329 per month, HomeDSL 192 offers a downstream speed of 192 kbps and an upstream speed of 64 kbps. The HomeDSL 192 product is available with a free modem on a two-year contract.

The company also launched Telkom T-Zone as a commercial service at R1,50 per minute, with Wireless G as both a service and channel provider. The partnership combines Telkom's vast infrastructure with Wireless G's internationalised WiFi platform. From 22 March 2005, ADSL512 customers will have free 30-minute sessions on T-Zone - 8 free sessions for HomeDSL 512 customers and 10 free sessions for BusinessDSL 512 customers per month.

Pretoria
24 February 2005